

October 5, 2022

Rina Paniry
Chief Financial Officer
STARWOOD PROPERTY TRUST, INC.
591 West Putnam Avenue
Greenwich, Connecticut 06830

      Re: STARWOOD PROPERTY TRUST, INC.
          Form 10-K for the year ended December 31, 2021
          Filed February 25, 2022
          File No. 001-34436

Dear Rina Paniry:

      We have reviewed your August 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2022 letter.

Form 10-K for the year ended December 31, 2021

Non-GAAP Financial Measures, page 76

1.   We note your response to prior comment 1 regarding the adjustment to Distributable Earnings to include the cash portion received for the sale of a 20.6% interest in the Woodstar Fund and your description of Distributable Earnings as an indicator of your dividends per share. During the fourth quarter, you modified the definition of this non-GAAP measure for this sale; however, you also stated in that earnings call that a special tax distribution was not paid as a result, since you were able to meet the distribution requirements through your carryover dividend from the fourth quarter of 2020 and the quarterly dividends in 2021. Considering your description of Distributable Earnings and the information available to you when disclosing this new adjustment, it appears that Distributable Earnings may be misleading with this adjustment. The application of your

definition of Distributable Earnings also should not override the SEC rules, regulations and guidance on non-GAAP. We believe that your adjustments for the sale of interest in Woodstar Fund is inconsistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please exclude this adjustment related to the sale of the interest in the Woodstar fund in your calculation of Distributable Earnings and any other non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

2.   We note your response to prior comment 2. In future filings, please revise your disclosure to include the following:
- Clarify that consolidated variable interest entities are excluded from Distributable Earnings, and the reasons for such exclusion.
- Disclose that line items in the section "Reversal of GAAP unrealized (gains) losses" include both unrealized and realized (gains) and losses under GAAP.
- Include footnotes to the table describing what each adjustment represents and how the amounts are determined. When applicable, include a cross-reference to where in your financial statements (e.g. the face of the statement of operations, the segment footnote, etc.) that amounts can be tied to.

Please include a sample of your intended disclosure within your response.

Additionally, please clarify if the Loans adjustment includes realized gains on loan sales that do not meet the treatment as a sale under GAAP. If true, please tell us why you believe such adjustment is appropriate

You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael McTiernan